EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS

(Dollars in Millions)
(Unaudited)

Three Months Ended March 31, 2010
Earnings:
Income before income taxes	$662

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	18
Portion of rents representative of interest factor	18
Less:
Gain on equity investments	(1)
Income as adjusted	$697
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	18
Portion of rents representative of interest factor	18
Capitalized interest	2
Total fixed charges	$38
Preferred Dividends:
Dividends on Preference Stock	$10
Ratio of earnings to fixed charges	18.3
Ratio of earnings to fixed charges and preferred dividends	14.5